Exhibit 10.1

RETIREMENT AGREEMENT AND GENERAL RELEASE

This Retirement Agreement and General Release (“Agreement”) is entered into by Lawrence R. Dickerson (“Employee”) and Diamond Offshore Management Company and its parent, subsidiaries and affiliated companies (collectively the “Company”).

WHEREAS, Employee and Company entered into that certain Employment Agreement dated December 15, 2006, which was later amended as of May 28, 2008 (collectively, “Employment Agreement”); and

WHEREAS, Employee desires to retire his employment with Company in a manner that will afford Company adequate time to secure and the parties adequate time to transition Employee’s replacement, so Employee will retire no sooner than December 31, 2013, and no later than March 31, 2014;

NOW, THEREFORE, for and in consideration of the mutual promises, covenants and obligations contained herein, Employee and Company agree as follows:

1. Separation of Employment.

(a)	Employee shall resign his employment as President and Chief Executive Officer with Company upon the earlier of Company’s hire of a new Chief Executive Officer or placement of an Interim Chief Executive Officer; provided, however, that Employee’s retirement shall be no sooner than December 31, 2013, and no later than March 31, 2014 (the “Retirement Date”). Employee’s base salary through the Retirement Date shall be at the same rate as his base salary on the date hereof and his salary and benefits shall end on the Retirement Date, as does any entitlement he might have under any Company-provided benefit program, except as required by federal or state law or as otherwise described below.

(b)	Company shall not terminate Employee’s employment before the Retirement Date without Cause. For purposes of this Agreement, “Cause” is defined as Employee engaging in conduct described in Article 2.2(c) of his Employment Agreement, or other conduct that materially damages the reputation of the Company provided, however, that if the Company terminates Employee without Cause prior to March 31, 2014, or if Employee’s services are terminated due to Employee’s death or Disability (as defined in the Employment Agreement), Employee (or his estate) shall receive all Retirement Benefits that he would otherwise receive as provided herein as if he retired on such date of termination by the Company without Cause.

(c)	Prior to the Retirement Date, Employee agrees his employment with the Company shall be his sole employment and he will use his best efforts to discharge his duties and responsibilities in such capacity and to act subject to the direction of the Company’s Board of Directors. Employee specifically acknowledges that such duties shall include assisting in the transition of his duties and responsibilities as directed.

2. Retirement Benefits. Subject to any applicable requirements of Section 17 below, the Company shall pay or provide the Retirement Benefits as follows:

(a)	Commencing on the Company’s first payroll period following the Retirement Date and continuing on subsequent regularly-scheduled payroll periods, but no less frequently than on a monthly basis, the Company will pay Employee twenty-four (24) months of his current base salary (for a total of $1,856,000), less withholdings and deductions in accordance with applicable law. The Company will reimburse Employee his attorneys’ fees incurred in connection with review, revision and negotiation of this Agreement, in an amount not to exceed $12,000.00 to be paid within 15 days after Employee advises the Company of the amount thereof and provides proof of same.

(b)	After the Retirement Date, Employee’s eligibility for continuation of coverage under the Company’s group medical, dental and vision insurance plans normally would be governed exclusively by the continuation coverage provisions of such plans and the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”). Pursuant to this Agreement, however, during any portion of the period beginning on the first day of the month immediately following the Retirement Date and ending two (2) years later that Employee and his spouse participate in a Company group medical, dental or vision insurance plan through COBRA, the full COBRA premium for such medical, dental and vision insurance coverage for Employee and his spouse will be paid by Company promptly to insure that such insurance coverage continues without interruption or lapse of coverage; provided, however, that if the continued medical, dental and vision benefits are discriminatory so that such benefit would be taxable to Employee then the premium will be paid by Employee on an after tax basis and the Company shall reimburse Employee for such payments in each following month so that such benefits will not be taxable to the Employee under Code Section 105(h). The Company and Employee agree that Employee’s “qualifying event” for the purposes of COBRA coverage occurs on the Retirement Date. In addition, for a period of two (2) years following the Retirement Date the Company will continue to provide Employee with any Company-paid life and disability insurance covering Employee on the date hereof.

(c)	Provided Employee is not in default of his obligations under this Agreement, the Company will pay Employee: (i) an incentive compensation award for 2013 equal to Employee’s 2012 incentive compensation award of $535,000, to be paid concurrently with the payment of 2013 incentive compensation awards to other senior executives of the Company or, if earlier, within ten (10) days following the Retirement Date, but in no event later than March, 15, 2014, and (ii) a pro rata incentive compensation award for 2014, based on a full-year award target of $535,000, to be paid within ten (10) days following the Retirement Date. Each of the foregoing awards shall be made in accordance with the Diamond Offshore Drilling Inc. Incentive Compensation Plan for Executive Officers and be subject to the approval of the Compensation Committee of the Board of Directors.

(d)

Upon the Retirement Date, all unvested Stock Appreciation Rights (“SARs”) awarded to Employee shall vest, and all of Employee’s vested stock options and SARs shall be exercisable by him until the earlier of (i) the three year anniversary of the Retirement Date and (ii) the ten year anniversary of the date of grant. All other rights of Employee with regard to his stock option and SARs awards shall be governed by the terms of the Second Amended and Restated Diamond Offshore Drilling, Inc. 2000 Stock Option Plan and the Diamond Offshore Drilling, Inc. (the “Option Plan”) and the Award Certificates related thereto. Employee shall be entitled to receive all SAR awards made, or to be made, for 2013, but acknowledges that he shall not be eligible to receive any additional awards under the Option Plan for 2014.

(e)	Any amounts to which Employee is eligible under the Company’s Supplemental Executive Retirement Plan shall be paid to Employee in accordance with the terms of that plan.

(f)	Employee shall be eligible to be considered for a retirement bonus in an amount up to $1,500,000 (“Retirement Bonus”). Employee’s eligibility for a Retirement Bonus shall be in the sole and absolute discretion of the Company’s Board of Directors. Factors the Board of Directors may consider in determining the amount of a Retirement Bonus, if any, include, but are not limited to, Employee’s contributions made to the Company prior to the Retirement Date and Employee’s cooperation with the transition of Employee’s duties and responsibilities. The Board of Directors or its designee will provide periodic feedback to Employee regarding the Board of Director’s perception of Employee’s contributions to and cooperation with the transition. If the Company requests Employee to continue to provide transition services to the Company after his Retirement Date,, such services will only be required to the extent that Employee’s Retirement Date continues to constitute a “separation from service” within the meaning of Code Section 409A. If the Company’s Board of Directors determines to award Employee a Retirement Bonus, Employee shall not be eligible for the Retirement Bonus unless and until he executes and does not revoke a release of claims against the Company and its affiliates, parents, subsidiaries, and its/their employees, officers, directors and shareholders in a form consistent with the Full General Release set forth in Section 3 of this Agreement. Any Retirement Bonus awarded by the Board of Directors hereunder will be paid to Employee within sixty (60) days following Employee’s Retirement Date.

(g)	Nothing in this Agreement adversely affects any right Employee may have to: (i) base wages earned by Employee through the Retirement Date, and Employee shall be paid all such wages regardless of whether Employee signs this Agreement; (ii) earned, unused vacation, which will be paid by the Company after the Retirement Date (Employee acknowledges, however, that he shall not accrue additional vacation beginning in 2014); (iii) reimbursement for approved business expenses incurred by Employee through the Retirement Date for which Employee has not been reimbursed; and (iv) continuation insurance coverage pursuant to the terms of Company-provided insurance plans or applicable law. Employee acknowledges that, except as set forth in this Agreement, the Company does not have, and will not have, any obligation to provide Employee at any time in the future with any payments, benefits or considerations other than those recited in Section 2 of this Agreement. Employee agrees that some of the payments and benefits described in this Section 2 are not required under the Company’s normal policies and procedures, and they provide adequate consideration for this Agreement.

3. Full General Release. Employee makes the following promises, commitments and representations to the Company in consideration for the Company’s execution of this Agreement and the performance of its terms and conditions:

Employee, on behalf of himself and his spouse, family members, heirs, successors, and assigns, hereby voluntarily, irrevocably, and unconditionally releases and forever discharges the Released Parties (defined below), individually and collectively, from any and all claims, complaints, demands, liabilities, or causes of action, of whatever kind or character, whether known or unknown or whether in law or in equity, which he now has or ever had against any of the Released Parties, in their individual, corporate of official capacities, including, but not limited to: (i) those claims arising out of or in any way connected with his employment by the Company and/or the termination of that employment, (ii) those claims arising prior to the date of this Agreement, regardless of whether such claims relate to Employee’s employment by the Company, and (iii) those claims arising out of or in any way connected with any employment relationship that he now has or ever had with any of the other Released Parties and/or the termination of any such employment relationship. Without limiting the generality of the foregoing, the claims being released by Employee include, but are not limited to, the following: any claim against any of the Released Parties under the Civil Rights Act of 1866, the Civil Rights Act of 1871, the Civil Rights Act of 1964, the Civil Rights Act of 1991, the Age Discrimination in Employment Act, the Americans with Disabilities Act, the Worker Adjustment and Retraining Notification Act, the Family and Medical Leave Act, the Employee Retirement Income Security Act, the Fair Labor Standards Act, the Texas Labor Code, any other federal, state or local statute, regulation, ordinance, law, or common law relating to employment or employment discrimination, any alleged violation of any federal, state or local statutes, ordinances or common laws, tortious or contractual wrongful discharge or conduct, fraud, negligence, gross negligence, breach of express or implied contract, vicarious liability for the torts of others. breach of the covenant of good faith and fair dealing, violation of public policy, tortious interference with contract or prospective business relations, intentional or negligent infliction of emotional distress, fraud or misrepresentation, battery or assault, invasion of privacy, failure to pay wages, stock awards, bonuses, commissions, incentive pay, benefits, vacation pay, profit sharing, severance or other compensation of any sort, and harassment, retaliation or discrimination on the basis of race, color, national original, religion, sex, sexual preference/orientation, age, handicap or disability.

This Release is not intended to apply to any pension or insured benefits, or any other equity grant for which Employee is eligible, pursuant to the terms of any employee benefit plan or Option Plan in which Employee is, or has been, a participant. The claims released in this Section 3 include any that Employee may have or assert against the Released Parties in any jurisdiction whatsoever.

By signing this Agreement, it is Employee’s intent to waive and release all claims and potential claims against the Released Parties, save and except a claim for unemployment benefits or any other claim that Employee cannot waive or release as a matter of law. In the unlikely event that a claim or potential claim (save and except a claim that cannot be waived or released) has been omitted from this Release, Employee hereby assigns and conveys said claims and potential claims to the Company in exchange for the Company’s obligations in this Agreement.

4. No Admission of Wrongdoing. The existence and execution of this Agreement shall not be considered as an admission of any wrongdoing liability, violation, error, or omission by Employee or the Company.

5. Knowing and Voluntary Agreement. Employee acknowledges and agrees that:

(a)	This Agreement is written in a manner that he understands. Under this Agreement, Employee is receiving things of value to which he would not otherwise be entitled to receive.

(b)	He has been permitted and offered twenty-one (21) days to consider and to sign this Agreement and he is hereby advised by the Company to consult with an attorney prior to executing this Agreement.

(c)	Notwithstanding the other provisions of this Agreement, Employee is not releasing or waiving in this Agreement any claims under the Age Discrimination in Employment Act that may arise after the date he signs this Agreement.

(d)	He has received the opportunity to review and reflect on all terms of this Agreement, and has not been subject to any undue or improper influence interfering with the exercise of his free will to execute this Agreement. He knowingly and voluntarily agrees to all of the terms set forth in this Agreement, and knowingly and voluntarily intends to be legally bound by them.

6. Effective Date. Employee has seven (7) days following his execution of this Agreement to revoke this Agreement. This Agreement will not become effective or enforceable until the seven (7) day revocation period has expired. In the event that Employee exercises the right to revoke this Agreement, neither the Company nor Employee will have any obligations under this Agreement. If Employee chooses to revoke this Agreement, he must do so in writing addressed and delivered by email to Lynn Charles at lcharles@dodi.com and by certified mail, return receipt requested to him at the Company’s corporate address in Houston, Texas.

7. “Released Parties.” As used in this Agreement, the term “Released Parties” means Diamond Offshore Management Company, Diamond Offshore Drilling, Inc. and its/their past and present parent, subsidiary and affiliate companies and its and their respective: (i) predecessors and successors; and (ii) past and present employees, owners, partners, shareholders, members, directors, officers, attorneys, assigns, agents, and representatives, both individually and in their official capacities.

8. Return of Property. Employee represents that on or before the Retirement Date, he shall return all Company property and documents, including copies of any documents, in his possession or control, including without limitation any building keys, laptop computer, personal digital assistant, telephone calling card(s), credit card(s), forms, files, manuals, correspondence, memoranda, notes, e-mail, plans, business records, reports, financial data or records, personnel data, contracts, contract information, training materials, product mix or recipes, lists of employees, salary and benefits information (except relating to Employee), lists of suppliers and vendors, brochures, catalogs, computer tapes and diskettes or other portable media, computer-readable files and data stored on any hard drive anywhere or other installed or portable device, passwords, data processing reports, reports or recordings in any electronic or physical format, and any and all other documents or property which Employee has obtained by virtue of his employment with the Company. Notwithstanding the foregoing, the Company agrees that Employee shall be entitled to: (1) keep his cell phone and current cell phone number, and the Company will take all steps necessary to effect the transfer to Employee’s personal cell phone account; and (2) retain publicly available documents and data, clothing, caps, hunting gear, personal mementos (including but not limited to plaques, rig photographs, deal toys, and corporate giveaways now in his possession), and a list of the mailing addresses of the Company’s employees (to be used for holiday cards and other personal contact). Employee will take reasonable steps to return all paper files and delete all electronic files containing non-public Company documents, but the Company acknowledges that, given Employee’s tenure with the Company, Employee might later discover documents or data at his residence and/or on his personal computer(s), which he agrees not to use for any purpose and to immediately destroy or delete.

9. Nondisparagement.

(a)	Employee agrees that he will not make or cause to be made any oral or written statements that are derogatory, defamatory, disparaging or harmful concerning the Company, its policies or programs, or its past or present officers, directors, employees, agents, or business associates, including but not limited to its past or present suppliers or vendors, or take any actions that are harmful to the business affairs of the Company and/or its employees. Employee further agrees that he will not make or cause to be made any oral or written statements regarding the Company’s Confidential Information to any third party, including, but not limited to, the general public (for example, via postings or publications on the internet), the media, financial analysts, auditors, institutional investors, consultants, suppliers, vendors, or business associates, or agents and/or representatives of any of the foregoing, unless such statement is: (i) expressly authorized by the Company in writing, or (ii) required by law. This provision is a material and substantial term of this Agreement.

(b)	Company’s Board of Directors agrees it will not make or cause to be made any oral or written statements about Employee that are derogatory, defamatory, or disparaging about Employee unless required by law.

(c)	Employee shall direct any third parties seeking an employment reference for Employee to the Company’s Vice President – Human Resources, who shall only provide Employee’s dates of employment and position held and the information contained in any internal or public release, unless Employee agrees and directs in writing that the Company can furnish additional information.

10. Cooperation/Transition.

(a)	Employee agrees to reasonably cooperate with the Company, and any of the other Released Parties in any matter related to the Company’s business or activities, as follows: (i) to be available at mutually agreeable times, personally or by telephone, as necessary, at such reasonable times and without unreasonable interference with Employee’s employment or personal activities, to provide such information and services as may be from time to time requested by the Company in connection with various matters in which Employee was involved during his employment with the Company or matters about which Employee has knowledge and expertise; except, that no such services shall exceed ten (10) hours in any week and Employee’s obligation to be available for such information and services shall expire six (6) months after the Retirement Date provided further that such service will only be required in an amount so that Employee’s Retirement Date continues to constitute a separation from service within the meaning of Code section 409A; and (ii) in all pending and future litigation (including claims asserted with administrative agencies) involving the Company or any of the other Released Parties, which obligation includes Employee promptly meeting with counsel for the Company or the other Released Parties at mutually agreeable and reasonable times upon their request and providing testimony in court or upon deposition that is truthful, accurate, and complete, according to information known to Employee. Employee further agrees to reasonably cooperate with the Company in connection with any investigation or review by any federal, state or local regulatory authority relating to events or occurrences that transpired while Employee was employed with the Company.

(b)	If Employee receives a subpoena seeking testimony, documents or information Employee may have related to the Company or any of its affiliates, Employee or Employee’s attorney shall provide the Company with a copy of the subpoena prior to the date specified for compliance and no later than four (4) business days following Employee’s receipt of it. In addition, as soon as possible prior to the date of compliance required by such a subpoena, Employee shall notify the Company of the content of any information to be provided pursuant to such a subpoena and give the Company copies of all documents to be produced.

(c)	The Company shall reimburse Employee, upon receipt of proper documentation, for all reasonable and necessary expenses for air fare, accommodations, transportation, meals and other out-of-pocket expenses incurred by Employee in providing the cooperation requested of him pursuant to this Section 10.

11. Confidential Information. Employee agrees that, unless otherwise required by law, Employee will forever keep secret and inviolate all Confidential Information which has come into Employee’s possession, and Employee will not use the same for Employee’s own private benefit, or directly or indirectly for the benefit of others, and Employee will not disclose such Confidential Information to any other person. If Employee is legally compelled (by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, Employee shall provide the Company with prompt prior written notice of such legal requirement so that the Company may seek a protective order or other appropriate remedy and/or waive compliance with the terms of this Section 11. In any event, Employee may furnish only that portion of the Confidential Information which Employee is advised by legal counsel is required, and Employee shall exercise Employee’s best efforts to obtain an order or assurance that confidential treatment will be accorded such Confidential Information that is disclosed. For purposes of this Agreement, all confidential or proprietary information concerning the business and affairs of the Company, including without limitation, all trade secrets, knowhow and other information generally retained on a confidential basis by the Company concerning its products, methods, know-how, techniques, systems, software codes and specifications, formulae, inventions and discoveries, business plans, pricing, product plans and the identities of and the nature of the Company’s dealings with its employees, suppliers and customers, whether or not such information shall, in whole or in part, be subject to or capable of being protected by patent, copyright or trademark laws, shall constitute “Confidential Information.” Notwithstanding anything contained herein which may be to the contrary, the term “Confidential Information” does not include any information which is excepted as confidential information in Article 4.6 of the Employment Agreement.

12. Non-Competition

(a)	Employee acknowledgements:

(i)	The Company is engaged in the business of offshore drilling.

(ii)	The Company’s goodwill is a legitimate business interest of the Company. Since the Company would suffer irreparable harm if Employee retired and used its goodwill against the Company, it is reasonable to protect the Company against such activities by Employee.

(iii)	The Company has provided Employee and shall continue to provide Employee through the Retirement Date with its goodwill and Confidential Information and access to Confidential Information (as defined above) so that Employee may perform Employee’s duties. Since the Company would suffer irreparable harm if Employee misused its goodwill or disclosed such Confidential Information, it is reasonable to protect the Company against such misuse and disclosure by Employee.

(iv)	Because Employee will have access to and receive Confidential Information and will establish, maintain and increase the Company’s goodwill with its customers, employees and others, and because the services provided by Employee for the Company as its Chief Executive Officer are a significant factor in the creation of valuable, special and unique assets which are expected to provide the Company with a competitive advantage, the Company would suffer irreparable harm if Employee competed unfairly with the Company (as described more fully below). Accordingly, it is reasonable to protect the Company against such unfair competition by the Employee.

(v)

The covenants contained in Section 12 are reasonably necessary for the protection of the Company and are reasonably limited with respect to the activities they prohibit, their duration, their geographical scope and their effect on Employee and the public. Likewise, the financial benefits Employee is receiving as a result of his retirement eliminate any financial burden on Employee that could occur as a result of the restriction on his post-retirement activities as described in Section 12.

(b)	Agreement Not to Compete. Employee covenants and agrees that during Employee’s employment and for a period of twelve (12) months following Employee’s Retirement of Employment, Employee (whether as an employee, officer, director, partner, proprietor, investor, associate, consultant, advisor or otherwise) will not, either directly or indirectly, for Employee or any third party, engage or invest in any business or activity which is directly or indirectly in competition with any business or activity engaged in by the Company, including but not limited to the business activities described in Section 12(i) (provided that Employee shall not be restricted hereby from owning or acquiring 5% or less of the outstanding voting securities of a public company). The geographic scope of the restriction contained in this Section 12 is limited to drilling companies who operate in the same geographic areas as the Company and provide services to clients for whom the Company provides services or for whom the Company has sought to provide services.

(c)	Agreement not to Solicit Employees. Employee acknowledges and re-affirms his agreement in Article 4.7 of his Employment Agreement that for a period of two (2) years after his Retirement Date, Employee shall not, directly or knowingly indirectly, either as an executive, employer, independent contractor, consultant, agent, principal, partner, stockholder, officer, director, or in any other individual or representative capacity, either for his own benefit or the benefit of any other person or entity: (a) solicit, recruit, induce, entice, encourage or in any way cause any officer, or manager reporting to such officer, holding such position at the time Employee ceases to be an employee of Company and who is or was an employee of Company (or affiliate) within the six (6) months prior to Employee’s termination of employment with Company or thereafter to terminate his/her employment with Company (or such affiliate); or (b) directly solicit for hire, directly entice for hire, hire, or directly recruit any officer, or manager reporting to such officer, toolpusher, rig superintendent or offshore installation manager (OIM) holding such position at the time Employee ceases to be an employee of Company and who is or was an employee of Company within the six (6) months prior to Employee’s separation of employment with Company or thereafter.

(d)

Agreement not to Solicit Customers. Employee further covenants and agrees that during Employee’s employment and for a period of twelve (12) months following the Retirement Date, Employee shall not individually, or by assisting any other person or entity to, directly or indirectly, (i) solicit, contact, or communicate with any person or company, for the purpose of engaging in a business that is the same or similar to the Company’s business at the time Employee’s employment with the Company ends, who was a customer of the Company during the twenty-four (24) months preceding the Retirement Date, (ii) solicit, contact, or communicate with any person or company, for the purpose of engaging in a business that is the same or similar to the Company’s business at the time of Employee’s Retirement Date, that Employee contacted, solicited, serviced, or sold services to as an Employee of the Company (either directly or that Employee supervised directly, indirectly, in whole or in part, the solicitation or servicing activities related to such person or company) at any time during the twenty-four (24) months preceding the Retirement Date; or (iii) induce any customer, supplier or other person with whom the Company engaged in business, or to the knowledge of Employee planned or proposed to engage in business, to terminate any commercial relationship with the Company or cease to accept or issue its products and/or service.

13. Breach Causing Irreparable Harm. The terms of this Agreement are contractual and not merely recitals. Employee agrees that a breach by Employee of Sections 11 and 12 of this Agreement will result in irreparable harm to the Company, and as such, upon such breach, without limiting the Company’s right to seek injunctive relief allowed by law in a court of competent jurisdiction, the Company may pursue a claim against Employee for any damages suffered by Company as a result of such breach. Employee’s agreements in Section 12 shall be extended for the period of time which Employee violates one or more of these agreements and/or during any period during which the Company appeals from an order refusing to enforce any of these agreements or covenants. The tolling or extension period shall not exceed twelve (12) months under any circumstances.

14. Reliance; Complete Agreement; Modification. Employee and the Company acknowledge that in executing this Agreement they have not relied on any statements, promises or representations made by the other party except as specifically memorialized in this Agreement. This Agreement and the Employment Agreement constitutes the complete agreement of the parties on or in any way related to the subject matter addressed herein; provided, however, that this Agreement specifically supersedes and voids Articles 2, 3.2 (as it relates to post-termination benefits), 3.3 (as it related to post-termination benefits), 3.4, 4.1, 4.2, 4.3, 4.4, and 5.2 of the Employment Agreement. Additionally, this Agreement supersedes and voids the Employment Agreement to the extent the Employment Agreement requires the payment of any monetary benefits (including but not limited to post-termination of employment pay or benefits) to Employee, except as otherwise stated in this Agreement. To the extent any provision in the Employment Agreement is inconsistent with a term or condition of this Agreement, the parties agree this Agreement shall govern and supersede the Employment Agreement. Following the Retirement Date, the Employment Agreement shall be null and void. This Agreement cannot be modified or rescinded except upon the written consent of both Employee and the Company.

15. Severability. If any provision of this Agreement is held to be unenforceable, such provision shall be considered to be distinct and severable from the other provisions of this Agreement, and such unenforceability shall not affect the validity and enforceability of the remaining provisions. If any provision of this Agreement is held to be unenforceable as written but may be made enforceable by limitation, then such provision shall be enforceable to the maximum extent permitted by applicable law. No failure by either party hereto at any time to give notice of any breach by the other party of, or to require compliance with, any condition or provision of this Agreement shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

16. Governing Law; Venue; Jury Waiver. The Company and Employee agree that the law of Texas without regard to conflicts of law principles shall exclusively govern any disputes between the parties, including but not limited to, the validity, interpretation, and effect of this Agreement, as well as any other disputes arising out of or relating to the employment of Employee by the Company and Employee’s work for or competition against the Company. In the event of any dispute between them, including, but not limited to any disputes arising out of this Agreement, Employee’s employment with the

Company and work for the Company and any issues involving Employee’s competition against the Company, the parties agree to exclusive, mandatory and sole jurisdiction and venue in Houston, Texas. The parties agree and consent to have all such disputes resolved by a judge in the courts of Harris County, Texas. The Company and Employee hereby consent to the exclusive jurisdiction and venue there. The Parties hereby waive all challenges to personal jurisdiction and venue of such courts, including, but not limited to, the claim or defense that such courts or locale constitute an inconvenient forum. The parties agree that any disputes between them shall be adjudicated by a judge and, therefore, the parties waive a trial by jury.

17. Code Section 409A.

(a)	Deferred Compensation. To the extent any payments or benefits under this Agreement constitute deferred compensation subject to Code Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations thereunder (collectively “Section 409A”) this Agreement shall be administered, interpreted and construed to comply with the requirements of Code Section 409A. The portion of any payment or benefit under this Agreement that is paid within the short-term deferral period or is otherwise exempt from Code Section 409A will not be treated as nonqualified deferred compensation and will not be aggregated with other nonqualified deferred compensation plans or payments to the extent permitted under Code Section 409A.

(b)	Separate Payments and Payment Timing. Payment dates provided for in this Agreement will be deemed to incorporate grace periods that are treated as made upon a designated payment date within the meaning of Code Section 409A and Treas. Regs. §1.409A-3(d).

(c)	General Section 409A Provisions. If Employee or the Company determines that any payments or benefits payable under this Agreement intended to comply with Code Section 409A and do not comply with Section 409A of the Code, Employee and the Company agree to amend this Agreement, or take such other actions as Employee and the Company deem reasonably necessary or appropriate, to comply with the requirements of Section 409A of the Code (and any applicable relief provisions), while preserving the economic agreement of the parties. If any provision of the Agreement would cause such payments or benefits to fail to so comply, such provision will not be effective and will be null and void with respect to such payments or benefits, and such provision will otherwise remain in full force and effect.

All payments considered nonqualified deferred compensation under Section 409A and the regulations thereunder will be made on the date(s) provided herein and no request to accelerate or defer any payment under this Section will be considered or approved for any reason whatsoever, except as permitted under Section 409A. Notwithstanding the foregoing, amounts payable hereunder which are not nonqualified deferred compensation, or which may be accelerated pursuant to Section 409A, such as distributions for applicable tax payments, may be accelerated, but not deferred, at the sole discretion of Company.

To the extent required to comply with Section 409A, all references in this Agreement to termination of employment or termination mean Employee’s “separation from service” as that term is defined in Section 1.409A-1(h) of the Treasury Regulations.

(d)	Reimbursements and In-Kind Benefits. If any coverage (whether provided before or after Employee’s termination of employment) under medical, dental, disability and/or life insurance plan, or the provision of any other benefit or perquisite, results in in-kind benefits or reimbursements to Employee that are (x) taxable for federal income tax purposes and (y) deferred compensation subject to Section 409A, then such in-kind benefits or reimbursements shall be subject to the following rules:

(i)	The in-kind benefits to be provided, or the amounts to be reimbursed, shall be determined pursuant to the terms of the applicable benefit plan, and shall be limited, in addition to any other applicable limitations, to Employee’s lifetime and the lifetime of Employee’s eligible dependents.

(ii)	The amounts eligible for reimbursement, or the in-kind benefits provided, during any calendar year may not affect the expenses eligible for reimbursement, or the in-kind benefits provided, in any other calendar year.

(iii)	Any reimbursement of an eligible expense shall be made on or before the last day of the calendar year following the calendar year in which the expense was incurred.

(iv)	Employee’s right to an in-kind benefit or reimbursement is not subject to liquidation or exchange for cash or another benefit.

(e)	Specified Employee Status. If Employee is a specified employee (within the meaning of Code Section 409A) on the date of his separation from service, any payments made with respect to such separation from service under this Agreement, and other payments or benefits under this Agreement that are subject to Section 409A of the Code, will be delayed in order to comply with Section 409A(a)(2)(B)(i) of the Code, and such delayed payments or benefits will be paid in a lump sum upon expiration of such six (6) month period with all accrued interest calculated from the Date of Termination until such lump sum payment and equal to the average six (6) month U.S. Treasury Rate for the year six-month period measured from the date of Employee’s separation from service. Any remaining payments and benefits due under the Agreement will be paid as otherwise provided in the Agreement

(f)	Amounts Subject to Release. To the extent any amounts payable hereunder is considered nonqualified deferred compensation subject to Section 409A and the period during which Employee has discretion to execute or revoke a release straddles two taxable years of Employee, then the Company will commence the payments and/or benefits in the second of such taxable years, and Employee may not, directly or indirectly, designate the calendar year of any such payment.

Each of the undersigned acknowledges that he/it (a) has read and fully understands all the terms and conditions of this Agreement, (b) has had sufficient time to consider this Agreement and to consult about it with an attorney, and (c) is signing it knowingly, voluntarily and willingly. This Agreement is effective once signed by all the parties and can be executed in multiple identical counterparts and via email and fax.

IN WITNESS WHEREOF, the parties have executed this Agreement on the date specified below.

Date:	23 September 2013	/s/ Lawrence R. Dickerson
Lawrence R. Dickerson
Employee

DIAMOND OFFSHORE MANAGEMENT COMPANY

/s/ William C. Long
Name: William C. Long
Title: Senior Vice President, General Counsel & Secretary

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